1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
THOMAS FRIEDMANN thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

November 10, 2011

VIA EDGAR

James O’Connor, Esq.

Attorney/Advisor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ms. Christina DiAngelo

Staff Accountant

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FS Investment Corporation II
Registration Statement on Form N-2 (File Nos. 333-175654 and 814-00926)

Dear Mr. O’Connor and Ms. DiAngelo:

On behalf of FS Investment Corporation II (the “Company”), set forth below is the Company’s response to the comment letter provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company in a letter dated August 18, 2011, regarding the Company’s Registration Statement on Form N-2 (File Nos. 333-175654 and 814-00926) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”).

We also describe below the changes that we have made in response to the Staff’s comments in Pre-Effective Amendment No. 1 (“PEA 1”) to the Registration Statement that the Company filed on November 10, 2011. Where the Company’s responses contemplate changes in the text of the Registration Statement, the Company will conform its future periodic filings with the Commission to reflect such changes. For your convenience, the Staff’s comments are numbered

US Austin Boston Charlotte Hartford Los Angeles New York Orange County Philadelphia Princeton San Francisco

Silicon Valley Washington DC EUROPE Brussels Dublin London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

James O’Connor, Esq. Christina DiAngelo November 10, 2011 Page 2

and presented in italicized text below, and each comment is followed by the Company’s proposed response. The Company will also provide the Staff courtesy copies of PEA 1 as-filed and marked to reflect the changes from the Registration Statement.

Cover Pages

1. Please explain to us why FS2 Capital Partners, LLC is referred to as a “dealer manager,” rather than as a principal underwriter or an underwriter.

The Company respectfully submits that FS2 Capital Partners, LLC (“FS2”) is not, and should not be considered, an “underwriter” under Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the offer and sale of the Company’s securities. Section 2(a)(11) of the Securities Act defines the term “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security. . . ..” As described in the Prospectus, however, FS2 is responsible for establishing and maintaining a network of licensed securities broker-dealers and other agents to sell the Company’s shares. Contrary to the role of an underwriter as set forth in the Securities Act, FS2 has no agreement or understanding with the Company or any other person to purchase the Company’s securities, nor is FS2 responsible for offering or selling any of the Company’s securities to the public on an agency basis, and at no point during the distribution process does FS2 take securities with a view to distribute. While FS2 may negotiate and arrange for third-party broker-dealers to sell the Company’s shares, FS2 has no control or influence over the timing, nature or volume of any such third-party broker-dealers’ sales of the Company’s common stock, and it does not act as an intermediary for investors in making an investment decision.

FS2 enters into selling agreements with each of the third-party broker-dealers wherein the broker-dealers agree to offer and sell on a best-efforts basis the Company’s securities to the public. In accordance with such agreements, the broker-dealers are responsible for performing their own due diligence of the Company. These broker-dealers do, in fact, conduct due diligence with respect to the Company and its securities consistent with industry practice for underwriters, including obtaining representations from the Company and third party legal opinions and “cold comfort” letters with respect to such securities. As disclosed in the Prospectus, FS2 is an affiliate of the Company and therefore does not perform an independent due-diligence review of the Company in connection with the distribution of the Company’s shares in the offering.

Accordingly, FS2 is not performing the customary role of an underwriter, but rather acting as an organizer and go-between for the Company and third party broker-dealers, who are acting as underwriters. The Company respectfully submits that any reference to FS2 as an underwriter in the Prospectus would be misleading to investors regarding the role and responsibility of FS2 in connection with the Company’s offering of securities.

James O’Connor, Esq. Christina DiAngelo November 10, 2011 Page 3

2. Immediately before the sentence with the cross reference required by Item 1.1.j. of Form N-2, please include the following:

The securities in which the Fund invests will not be rated by any rating agency. If they were, they would be rated as below investment grade or “junk.” Indebtedness of below investment grade quality has predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

Consistent with oral comments provided by the Staff to FS Investment Corporation (“FSIC”), an affiliate of the Company, relating to FSIC’s Registration Statement on Form N-2 (File No. 333-174784), the Company has revised the disclosure on the Cover Page of the Prospectus as set forth below:

“We will invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid.”

Prospectus Summary

1. The disclosure, in the third bullet on page 1, states that the Fund will seek to meet its investment objectives by “focusing primarily on debt investments in a broad array of private U.S. companies, including small and middle market companies, which we define as companies with annual revenue of $10 million to $2.5 billion at the time of investment.” Please define the term “primarily.” Please clarify, where appropriate in the prospectus, the following issues raised by this statement. To what extent will the Fund invest in equity securities? What kinds of equity securities will the Fund invest in? Will the Fund invest in public companies? Will the Fund invest in companies with annual revenue of less $10 million?

The Company expects that, consistent with its statutory mandate as a business development company (“BDC”), the vast majority (i.e., at least 70%) of its investment portfolio will be comprised of debt instruments of private U.S. companies. However, as disclosed throughout the Prospectus, the Company expects to make select equity investments where the Company believes an investment opportunity exists for such securities. In addition, when the Company invests in senior secured and second lien secured loans or subordinated debt, the Company may acquire warrants to purchase equity securities. The Company’s ultimate goal will be to dispose of these equity interests and realize gains upon its disposition of such interests. The Company may also invest in the securities of

James O’Connor, Esq. Christina DiAngelo November 10, 2011 Page 4

public companies and companies with annual revenues of less than $10 million, though the Company does not expect to make such investments on a regular basis.

The Company expects that the characteristics of its investment portfolio will be similar to those of FSIC, subject to prevailing market conditions. As of June 30, 2011, approximately 83% of FSIC’s portfolio was comprised of debt instruments of U.S. private companies, and approximately 1.4% was comprised of equity securities. In addition, as of June 30, 2011, FSIC had investments in 22 U.S. public companies and one company with annual revenue of less than $10 million. The average EBITDA of FSIC’s portfolio companies as of such date was approximately $330.7 million.

2. The disclosure, on page 1, states that “we anticipate that our portfolio will be comprised primarily of investments in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.” Please define the terms “primarily” and “to a lesser extent.” Is there a limit on the Fund’s ability to invest in subordinated loans? If not, disclose this fact. Please clarify whether the “senior secured loans” and “second lien secured loans” referred to in this sentence will also be issued by “private U.S. companies.”

The Company expects that the vast majority of its portfolio will be comprised of investments in senior secured loans and second lien secured loans issued by private U.S. companies. As stated above, the Company expects that the characteristics of its investment portfolio will be similar to those of FSIC. As of October 27, 2011, approximately 73.5% of FSIC’s portfolio was comprised of investments in senior secured loans and second lien secured loans, and approximately 9.7% was comprised of subordinated loans. However, there is no limit on the Company’s ability to invest in subordinated loans nor should FSIC’s current distribution of investments be viewed as an undertaking with respect to the Company’s future investments. Investors in the Company’s common stock will benefit from the discretion inherent in the Company’s investment strategy, allowing the Company to invest opportunistically in different assets. The Company respectfully submits that any constraint beyond what has been stated in the Prospectus as to investment strategy would not serve its investors.

As requested, the Company has added disclosure to the Prospectus that there is no limit on the Company’s ability to invest in subordinated loans and clarified that the Company expects to invest primarily in senior secured loans and second lien secured loans issued by private U.S. companies.

James O’Connor, Esq. Christina DiAngelo November 10, 2011 Page 5

3. The disclosure in the subsection, “FS Investment Corporation II” on page 1, states that “we may also purchase minority interests...through a co-investment with a financial sponsor.” Please explain the meaning of the term “financial sponsor.”

As requested, the Company has revised its disclosure to clarify the meaning of the term “financial sponsor” in this context.

4. The disclosure in the penultimate paragraph of this subsection, on page 2, states:

We believe that a non-traded structure is more appropriate for the long-term nature of the assets in which we invest. This structure allows us to operate with a long-term view, similar to that of other types of private investment funds—instead of managing to quarterly market expectations—and to pursue our investment objectives without subjecting our investors to the daily share price volatility associated with the public markets because our shares will not be listed on a national securities exchange.

This statement is misleading. Please delete it. A BDC that lists its shares can also take “a long-term view” because closed-end funds, in general, are not required to dispose of assets to redeem shares, unlike open-end funds (that must redeem daily) and “other types of private investment funds” (that must redeem on certain dates). We fail to see what the Fund can do that it could not do if its shares were listed. In addition, shareholders of a BDC that lists its shares are subject to “daily share price volatility” only as long as they want to be. Shareholders of a non-listed BDC, however, will be subject to NAV volatility as long as the BDC wants them to be. This statement seems to suggest that no market is better than a volatile one.

The Company respectfully submits that the statement comparing the Company’s non-traded structure to that of a listed company is not meant to imply that the Company is subject to less restrictive legal or regulatory constraints as compared to other listed closed-end funds, but rather to highlight the fact that the Company, unlike listed companies, is not forced to make operational decisions based solely upon quarterly market expectations. While it is true that a listed closed-end company, in general, is not required to redeem shares, such company (and other listed companies) may operate under pressure to make decisions for the purpose of managing to market expectations in order to maintain its secondary share price.

The Company respectfully submits that its non-traded structure provides a benefit to investors by, among other things, allowing the Company to pursue its investment objectives without subjecting

James O’Connor, Esq. Christina DiAngelo November 10, 2011 Page 6

investors to the daily share price volatility associated with the public markets. Non-traded BDCs are able to maintain a stable share price as compared to publicly listed BDCs because their share price is not subject to market forces, which may have little correlation to the performance of the BDC or the fundamentals of its investment portfolio. Non-traded BDCs are required to adjust share price only to the extent necessary to ensure that they do not sell shares at an offering price, after deduction of selling commissions and dealer manager fees, that is below the BDC’s net asset value per share. As a point of reference, since the commencement of its public offering on September 18, 2008 through October 31, 2011, FSIC adjusted its share price just six times. During that same period, publicly listed BDCs experienced considerable volatility as the credit and equity markets experienced significant stresses in 2009 and rebounded in the two years thereafter.

One of the primary reasons why FSIC has not been required to adjust its share price frequently, and why the Company expects that it will not be required to frequently adjust its share price in the future, relates to the asset class in which the Company invests. The Company expects that its investment focus on senior secured loans will result in relatively stable net asset value as compared to companies that invest in other asset classes. Senior secured loans, which are positioned at the top of a borrower’s capital structure, generally are secured by substantially all of the assets of the issuing companies. As a result, the recovery rates for senior secured loans are typically substantial, and related loss rates have historically been correspondingly low.

The Credit Suisse Leveraged Loan Index (the “CSLLI”), which tracks the performance of senior secured loans, illustrates the relative stability of this asset class. Over the past two decades, over 85% of the index’s monthly returns were positive. In addition, the CSLLI has shown an average annual default rate for senior secured loans over the past 12 years of 3%, with a recovery rate on such defaults of 65%, which has resulted in an annual loss rate of 1.05% during the period covered by such index. GSO / Blackstone Debt Funds Management LLC, the Company’s sub-adviser, over the same period, has had a default rate of 0.99%, with a recovery rate of 67%, which has resulted in an annual loss rate of only 0.33%. As a point of comparison, bonds historically have exhibited a 5% default rate, 30-40% recovery rate and 3.0-3.5% annual loss rate over the same 12-year period. Over a longer period, recovery rates for the senior secured loan asset class have been even more favorable relative to asset classes lower in a borrower’s capital structure. From 1987 through 2010, the ultimate recovery rate for senior secured loans was 80%, as compared to 49% for senior unsecured bonds and 29% for senior subordinated bonds over the same period.

For the reasons set forth above, the Company maintains that its non-traded structure offers benefits to investors, including insulation from the volatility of the public markets. Accordingly, the Company has revised its disclosure in PEA 1 to clarify that, while its offering price will be

James O’Connor, Esq. Christina DiAngelo November 10, 2011 Page 7

subject to adjustment in accordance with the Investment Company Act of 1940, as amended (the “1940 Act”), and the Company’s share pricing policy, because its shares will not be listed on a national securities exchange, the Company’s stockholders will not be subject to the daily share price volatility associated with the public markets.

5. The subsection “Market Opportunity” on page 4, states “we believe that there are and will continue to be significant investment opportunities in senior secured and second lien secured loans as well as investments in debt securities of small and middle market companies.” (Similar statements appear elsewhere in the prospectus.) Please clarify whether the “investment opportunities in senior secured and second lien secured loans” referred to in these statements are in “small and middle market companies.”

The Company believes there are and will continue to be investment opportunities in senior secured and second lien secured loans in small and middle market companies as well as large market companies. While the Company focuses on small and medium-sized private U.S. companies, consistent with its statutory mandate and its investment strategy, it may also invest in the securities of larger companies. As requested, the Company has revised the relevant disclosure to clarify that the Company believes that there are and will continue to be investment opportunities in the senior secured and second lien secured loan asset class generally, as well as in the debt securities of small and middle market companies.

6. Please expand the risk disclosure in the subsection “Characteristics of and Risks Related to Investments in Private Companies,” on page 5. This risk disclosure is inadequate with respect to the uncertain, if not unreliable, valuations of the investments described, their illiquidity, and their significant credit risks.

As requested, the Company has added additional risk disclosure in the subsection “Characteristics of and Risks Related to Investments in Private Companies” relating to the uncertain valuations of the investments, their illiquidity and their significant credit risks.

7. Please delete the “Diversification” bullet in the subsection “Investment Strategy,” on page 6, and the reference to “diversification of our portfolio” in the subsection “Estimated Use of Proceeds,” on page 9. The Fund is non-diversified.

As disclosed throughout the Prospectus, the Company is a non-diversified business development company for purposes of Section 5 of the 1940 Act. However, as stated in the Prospectus, the Company seeks to diversify its portfolio broadly among issuers and industries, thereby attempting to reduce the risk of a downturn in any one company or industry having a disproportionate impact on the value of the Company’s portfolio. In this context, the Company respectfully submits that the terms “diversify” and

James O’Connor, Esq. Christina DiAngelo November 10, 2011 Page 8

“diversification” are being used in a more general manner to express the Company’s intent to reduce risk by investing in a variety of assets, across industries. Such diversification is also mandated by the regulations applicable to regulated investment companies under the Internal Revenue Code of 1986, as amended (the “Code”), with which the Company seeks to comply. The Company believes it is important for investors to know that the Company does not intend to invest in only one type of issuer or industry, which would subject the Company to risks if there was a downturn in such industry. The Company respectfully submits that the use of such terms in this context would not mislead investors to believe that the Company was a “diversified” fund for purposes of the 1940 Act. As discussed in response to Comment 9 below, however, the Company has clarified its disclosure in the subsection of the Prospectus Summary entitled “—Share Repurchase Program” to make clear that it is subject to the diversification requirements of the Code, not the 1940 Act.

8. The “Competitive Strengths” subsection, on page 6, is too long, please condense it.

As requested, the Company has condensed the “Competitive Strengths” subsection of the Prospectus.

9. The last sentence in the penultimate paragraph of the “Share Repurchase Program” subsection, on page 9, states that “any periodic repurchase offers will be subject in part to...diversification rules promulgated...the 1940 Act.” What diversification rules under the 1940 Act are referred to by this statement?

The Company respectfully submits that any periodic repurchase offers will not be subject to any diversification rules under the 1940 Act. Accordingly, the Company has revised the relevant disclosure to clarify that any periodic repurchase offers will be subject, in part, to diversification rules promulgated under the Code, but not the 1940 Act.

10. The “Advisory Fees” subsection, on page 11, states that “the subordinated incentive fee on income will be calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter and will be subordinated to a preferred return on adjusted capital equal to 1.875% per quarter, or an annualized rate of 7.5%.” We believe that this disclosure would be easier to understand if more common terms were used, here and throughout the prospectus. For example, the disclosure could simply refer to an “incentive fee” that is subject to a “performance threshold” or “hurdle rate.” Please also explain in this subsection the concept of the “catch-up,” once the hurdle rate is exceeded.

As requested, the Company has revised the relevant disclosure related to the subordinated incentive fee throughout the Prospectus to make it easier to understand. The Company has also

James O’Connor, Esq. Christina DiAngelo November 10, 2011 Page 9

added disclosure describing the “catch-up” concept, which applies once the hurdle rate is exceeded, as requested by the Staff.

11. Please explain to us how the “subordinated liquidation incentive fee,” which is also described in the “Advisory Fees” subsection on page 11, is consistent with the exception in Section 205(b)(3) of the Investment Advisers Act of 1940 from the general prohibition on an investment adviser charging an incentive fee based on a share of capital gains.

Section 205(b)(3) of the Investment Advisers Act of 1940 provides an exception from the general prohibition on compensation based on a share of capital gains or capital appreciation of the client’s funds under management. More specifically, the general prohibition does not apply to:

“any investment advisory contract between an investment adviser and a business development company, as defined in this title, if (A) the compensation provided for in such contract does not exceed 20 per centum of the realized capital gains upon the funds of the business development company over a specified period or as of definite dates, computed net of all realized capital losses and unrealized capital depreciation . . .”

As described in the Prospectus, the subordinated liquidation fee is equal to 20% of the net proceeds from a liquidation of the Company in excess of adjusted capital. This is the equivalent of 20% of realized capital gains, net of all realized capital losses, as of the liquidation date, if any. Since following a liquidation there would be no unrealized capital appreciation or depreciation, there would be no further netting required. Accordingly, the Company respectfully submits that the subordinated liquidation incentive fee is entirely consistent with that exception set forth in Section 205(b)(3).

12. Please move the “Risk Factors” subsection, currently on page 13, so that it immediately follows the Investment Strategy subsection, on page 6. In addition, the disclosure is inadequate with respect to the risks of the Fund’s investments in the senior secured, second lien, and subordinated debt and equity investments of private small and middle market companies. We note that it consists of just two bullets: one describing the necessity of fair valuing such securities and the other describing fluctuations in the collateral, or the lack of collateral, securing these securities. Please provide complete disclosure about the risks of investing in the senior secured, second lien, and subordinated debt and equity investments of private small and middle market companies. As we have mentioned, these include a lack of market prices, illiquidity, and significant credit risks. In addition, please make this disclosure about the risks of the Fund’s investments first in the “Risk Factors” subsection.

James O’Connor, Esq. Christina DiAngelo November 10, 2011 Page 10

As requested, the Company has moved the “Risk Factors” subsection so that it immediately follows the Investment Strategy subsection. The Company respectfully submits that complete and extensive disclosure about the risks of investing in the senior, second lien and subordinated debt and equity investments of private small and middle market companies is included the “Risk Factors” section immediately following the “Prospectus Summary” section. However, in response to the Staff’s comment, the Company has added certain of these risks to the “Risk Factors” subsection of the Prospectus Summary.

13. Please revise the fourth bullet of the “Risk Factors” subsection, currently on page 13, substantially as follows:

Because there is no public trading market for shares of our common stock and we are not obligated to effectuate a liquidity event by a specified date, it is unlikely that you will be able ~~difficult for you~~ to sell your shares.

As requested, the Company has revised the relevant disclosure in the form requested by the Staff.

14. Please revise the fifth bullet of the “Risk Factors” subsection to make clear that only a very limited number of the Fund’s shares will be eligible for repurchase.

As requested, the Company has revised the relevant disclosure to make clear that only a limited number of the Company’s shares will be eligible for repurchase.

15. Please revise the sixth bullet of the “Risk Factors” subsection and the disclosure in the “Distributions” subsection, on page 15, to make clear that return-of-capital distributions are more than just a tax issue. Please make clear that investors will be receiving back their own money, net of very substantial fees and an opportunity cost. Please disclose whether, and how, the Fund will inform investors of the amount of any quarterly distributions that are a return of capital. Please confirm that the Fund will not refer to any distributions that include a return of capital as “dividends,” a term that properly describes only a distribution of earnings and profits.

As requested, the Company has revised the relevant disclosure as requested by the Staff. The Company will provide stockholders with quarterly statements disclosing the amount of distributions made by the Company over the relevant three-month period. In addition, as disclosed in the “Distributions” section of the Prospectus, each year a statement on Form 1099-DIV identifying the source of any distributions (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of paid-in capital surplus, which is a

James O’Connor, Esq. Christina DiAngelo November 10, 2011 Page 11

nontaxable distribution) will be mailed to the Company’s stockholders. The Company hereby confirms that it will not refer to any distributions that include a return of capital as “dividends.”

Fees and Expenses, page 17

1. Please delete the phrase, “to a dealer manager,” following the “Sales Load” line item in the fee table.

The Company respectfully submits that the phrase “to a dealer manager” is not included in the “Sales Load” line item in the fee table.

2. Footnote “1” to the fee table states that the amount of “average net assets attributable to common stock” is based on the assumptions that: the Fund will sell $100 million worth of shares of common stock during the following twelve months; that net offering proceeds from such sales equal $88.5 million; and that average net assets during such period equal one-half of the net offering proceeds, or $44.25 million. Please revise these assumptions so that average net assets are calculated with respect to the average dollar amount of common stock that is expected to be sold during the current fiscal year, which ends on December 31, 2011.

The Company respectfully submits that calculation of average net assets on the basis of the average dollar amount of common stock that is expected to be sold during the fiscal year ended December 31, 2011 would be unhelpful and potentially misleading to investors. The Company does not expect to commence operations until after December 31, 2011, and therefore the Company does not expect to have any common stock sold during the current fiscal year. The Company believes that the current calculation of net average assets, which is based on the Company’s assumption that it will sell $100 million worth of shares of common stock during the following 12 months, is more useful to investors for purposes of the fee table. The Company undertakes to update the fee table as requested by the Staff once the Company commences its operations and expects to sell a meaningful amount of shares during the relevant fiscal year.

3. Footnote “5” to the fee table states that “based on our current business plan, we anticipate that we may have capital gains and interest income that could result in the payment of an incentive fee to FSIC II Advisor in the following twelve months.” Please include, in the explanatory paragraph following the Example, a second example where the required five percent return results entirely from net realized capital gains, so that the effect of the incentive fee arrangement can be illustrated. The incentive fees are potentially significant and it is possibly misleading for the Example to be calculated without including any of them simply because the Example is premised on a return below the “preferred return on adjusted capital” of 7.5% annually. In addition, because footnote “5” states that the Fund anticipates that it may have capital gains in the next twelve months, please explain to us why the Example does

James O’Connor, Esq. Christina DiAngelo November 10, 2011 Page 12

not assume that at least some of the Fund’s income is capital gains (which are not subject to “the necessary performance targets”).

The Company respectfully submits that, while it anticipates that it could have capital gains and interest income that could result in the payment of an incentive fee in the twelve months following the commencement of its offering, the Company expects that the amount of any such incentive fee would be very minimal.

The Company agrees that it would be confusing and potentially misleading to calculate the Example without including incentive fees simply because the Example is premised on a return below the preferred return on adjusted capital of 7.5% annually. Similar to FSIC, once the Company has commenced operations and is able to accurately estimate the amount of capital gains incurred by the Company’s investments based on historical results, similar to estimates otherwise made for the Example, the Company will include an estimated incentive fee. Such incentive fees will be calculated based on the actual realized capital gains for the preceding fiscal year and the unrealized appreciation of the Company’s investments as of such date, and will assume that all such unrealized appreciation is converted to realized capital gains on such date. In FSIC’s registration statement, FSIC included an estimated incentive fee of 0.71%, which assumed that 3.55% of FSIC’s 5.0% net return (or approximately 71% of FSIC’s net return) was derived from capital gains (20% of 3.55% is 0.71%).

The Company respectfully submits that hypothetical incentive fee calculation premised on the notion that net returns are derived entirely from net realized capital gains is likewise potentially misleading to investors. The Company intends to invest primarily in fixed income instruments in respect of which realized capital gains are not the primary object or an expectation. Assuming that net returns will be or may be derived entirely from net realized capital gains suggests to potential investors that capital appreciation is a primary objective or expectation of the Company and FSIC II Advisor and is therefore potentially misleading. For this reason, the Company respectfully submits that the calculations set forth in PEA 1 are the most appropriate estimation of the fees and expenses to which an investor may be subject.

4. Please explain to us the assumptions on which the “annual interest rate on the amount borrowed” of “3.0%,” referred to in Footnote “6,” is based.

The Company respectfully submits that the 3.0% interest rate is a marketplace rate and is equal to or slightly above FSIC’s average borrowing cost.

5. Footnote “7” states that the amount of “other expenses...estimates the amounts we expect to pay during the twelve months following the commencement of our operations. Please

James O’Connor, Esq. Christina DiAngelo November 10, 2011 Page 13

revise the calculation of “other expenses” so that it is based on the amounts the Fund expects to pay during the current fiscal year.

As stated above, the Company respectfully submits that it does not expect to commence operations until after December 31, 2011. Therefore, the Company believes that its calculation of expenses for the twelve months following its commencement of operations is the most meaningful for investors. The Company undertakes to update the fee table as requested by the Staff once the Company commences its operations and expects to sell a meaningful amount of shares during the relevant fiscal year.

6. Footnote “7” also states that the amounts that the Fund expects to pay “does not include preferred pricing arrangements we may receive from certain parties as a newly-formed entity.” Please explain this statement.

The Company respectfully submits that it has arranged for lower billing rates from certain third parties during the early stages of the Company’s operations. The estimated amount of expenses for purposes of the fee table do not reflect these temporarily lower billing rates.

Questions and Answers About This Offering, page 23

1. The answer to the question, “How do I subscribe for shares of common stock,” on page 25 states:

We reserve the right to reject any subscription in whole or in part. Subscriptions will be accepted or rejected by us within 15 days of receipt by us and, if rejected, all funds will be returned to subscribers without deduction for any expenses within ten business days from the date the subscription is rejected.

Funds received as part of a rejected subscription apparently could be held by the Fund for up to 25 days. Please disclose whether such funds will be held in an escrow account and whether rejected subscribers will be paid interest on their returned funds.

Prior to satisfaction of the minimum offering requirement, all funds received as part of any subscription will be held by UMB Bank, N.A., as escrow agent, in an interest-bearing account. Subsequent to the satisfaction of the minimum offering requirement, all funds received from a subscription will be held by UMB Bank, N.A., as the Company’s agent and, pending acceptance of a subscription, such funds will be deposited into an account designated by the Company, which may be a non-interest bearing account. In the event such subscription is rejected, the Company

James O’Connor, Esq. Christina DiAngelo November 10, 2011 Page 14

will return the rejected subscriber’s funds, without interest. As requested, the Company has revised the disclosure to clarify that, following the satisfaction of the minimum offering requirement, rejected subscribers will not be paid interest on their returned funds.

2. Please revise, substantially as indicated, the answer to the question: “Will I be able to sell my shares of common stock in a secondary market,” on page 26.

Because of the lack of a trading market for our shares, it is unlikely that stockholders ~~may not~~ will be able to sell their shares ~~promptly or at a desired price~~. If you are able to sell your shares, it is likely that you will ~~may~~ have to sell them at a significant discount to the purchase price of your shares.

As requested, the Company has revised the relevant disclosure in the form provided by the Staff.

Risks Relating to an Investment in Our Common Stock, page 28

1. The following subsection, which appears on page 29, should be revised consistently with the revisions shown. These revisions are intended to clarify the risks or to eliminate statements that do not describe risks.

Our shares will not be listed on an exchange or quoted through a quotation system for the foreseeable future, if ever. Therefore, if you purchase shares in this offering, it is unlikely that you will be able to sell them and, if you are able to do so, it is unlikely that you will ~~have limited liquidity and may not~~ receive a full return of your invested capital ~~upon selling shares~~.

Our shares are illiquid assets for which there is not expected to be any secondary market, nor is it expected that any will develop in the foreseeable future. We intend to seek to complete a liquidity event for our stockholders within five years following the completion of our offering stage. However, there can be no assurance that we will complete a liquidity event within such time or at all. ~~We expect that our board of directors, in the exercise of its fiduciary duty to our stockholders, will determine to pursue a liquidity event when it believes that then-current market conditions are favorable for a liquidity event and that such an event is in the best~~

James O’Connor, Esq. Christina DiAngelo November 10, 2011 Page 15

~~interests of our stockholders.~~ A liquidity event could include: (1) a listing of our shares on a national securities exchange, (2) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, or (3) a merger or another transaction approved by our board of directors in which our stockholders will ~~may~~ receive cash or shares of a publicly traded company.

Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for investors to achieve liquidity, subject to certain restrictions and limitations, at a price which will reflect a discount from the purchase price you paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of our share repurchase program.

~~In making the decision to apply for listing of our shares, our directors will try to determine whether listing our shares or liquidating our assets will result in greater value for our stockholders. In making a determination of what type of liquidity event is in the best interest of our stockholders, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, market conditions, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our common stock, internal management considerations and the potential for stockholder liquidity.~~ If our shares are listed, we cannot assure you that a public trading market will develop. Further, even if we do complete a liquidity event, you may not receive a return of all of your invested capital.

As requested, the Company has revised the relevant risk factor disclosure in substantially the form provided by the Staff. The Company has included one minor addition in the last sentence of the second paragraph to reflect that, while a liquidity event from a merger or other transaction would likely result in stockholders receiving cash or shares of a publicly traded company, it is possible that the stockholders could receive shares in a private company or certain other securities. Accordingly, the requested disclosure has been slightly revised as follows:

James O’Connor, Esq. Christina DiAngelo November 10, 2011 Page 16

(3) a merger or another transaction approved by our board of directors in which our stockholders likely will receive cash or shares of a publicly traded company.

2. Please revise, substantially as indicated, the following subsection title on page 30.

Beginning with the first calendar quarter following the one-year anniversary of the date that we meet our minimum offering requirement, we intend to offer to repurchase your shares on a quarterly basis. ~~As a result, you will have limited opportunities to sell~~ Only a limited number of shares will be repurchased, however, and, to the extent you are able to sell your shares under the repurchase program, you will ~~may~~ not be able to recover the amount of your investment in those ~~our~~ shares.

As requested, the Company has revised the relevant risk factor title in the form provided by the Staff.

Investing in small and middle market companies involves a number of significant risks, any one of which could have a material adverse effect on our operating results, page 44

The disclosure in this subsection states that “investments in small and middle market companies involve the same risks that apply generally to investments in larger, more established companies.” This statement is simply untrue. Please delete it.

The Company agrees with the Staff’s position that investments in small and middle market companies do not involve the exact same risks that apply generally to investments in larger, more established companies. However, the Company believes that some of the same risks that apply generally to investments in larger, more established companies also apply to investments in small and middle market companies. All companies are subject to certain common risks such as economic risk based on macroeconomic factors, risks associated with the availability of credit, regulatory and supervisory risks applicable to companies in a common industry and liquidity risk. Accordingly, the Company has revised the disclosure to modify the statement to read that investments in small and middle market companies involve some of the same risks that apply to investments in larger, more established companies.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income, page 47

James O’Connor, Esq. Christina DiAngelo November 10, 2011 Page 17

To what extent does the Fund intend to invest in original discount instruments? Is there a limit on the Fund’s ability to invest in such investments? Depending on your responses, we may have additional comments.

The Company does not expect to invest in a significant amount of original issue discount (“OID”) instruments. The Internal Revenue Service’s Publication 1212 (Rev. March 2010) defines OID as “a form of interest. It is the excess of a debt instrument’s stated redemption price at maturity over its issue price (acquisition price for a stripped bond or coupon). Zero coupon bonds and debt instruments that pay no stated interest until maturity are examples of debt instruments that have OID.” OID issuances are essentially debt instruments which are issued at a discount to par along with a reduced interest rate or zero coupon feature. OID issuance is typically used when an issuer has increased credit risk and, as a result, sells its debt at a severe discount in order to obtain a lower interest rate on the debt.

The Company expects that its portfolio will be comprised primarily of investments in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies. The Company intends to acquire such investments in one of two ways: (i) new issuances directly from the borrower in syndicated transactions or (ii) from unaffiliated third-parties in transactions on the secondary market. In the case of newly issued loans, the Company expects that such securities generally will be issued at prices ranging from 98% to 100% of par value. With respect to secondary market transactions, which the Company expects will represent a majority of its purchases, such securities generally will be purchased from unaffiliated third parties in transactions effected in a secondary trading market. The debt securities that the Company expects to purchase generally will pay a floating yield based on a benchmark such as the prime rate or LIBOR, rather than having reduced interest rates or zero coupon features common to OID securities.

Although the Company does not intend to make significant investments in OID securities, there is no limit on the Company’s ability to invest in such instruments. However, as noted in the Prospectus, FSIC II Advisor intends to employ a defensive investment approach focused on long-term credit performance and principal protection by, among other things, investing primarily in established, stable enterprises with positive cash flows. As stated above, the Company expects that the characteristics of its investment portfolio will be similar to those of FSIC. As of September 30, 2011, FSIC did not hold any zero coupon or other similar investments that would be classified as OID securities under existing IRS interpretations.

Our investments in prospective portfolio companies may be risky, and we could lose all or part of our investment, page 42

James O’Connor, Esq. Christina DiAngelo November 10, 2011 Page 18

As used in the paragraph, “senior secured loans and second lien secured loans,” on page 42, what is the meaning of the phrase “to the extent our debt investment is collateralized by the securities of a portfolio company’s subsidiaries.”

As described in the Prospectus, the Company’s investment in a portfolio company’s debt may be secured by certain collateral of the portfolio company. In certain instances, such collateral may be made up partially or entirely of equity or debt securities issued by subsidiaries of such portfolio company. The Company respectfully submits that the phrase “to the extent our debt investment is collateralized by the securities of a portfolio company’s subsidiaries” is referring to such a situation where the Company’s investment is secured by the securities of a portfolio company’s subsidiaries. To the extent the Company’s debt investment is collateralized by the securities of a portfolio company’s subsidiaries, such securities may lose some or all of their value in the event of the bankruptcy or insolvency of the portfolio company.

Distributions, page 50

The disclosure describes the following “agreement.”

Our affiliate, Franklin Square Holdings, has agreed to reimburse us for expenses in an amount that is sufficient to ensure that, for tax purposes, our net investment income and net capital gains are equal to or greater than the cumulative distributions paid to our stockholders in each quarter...Franklin Square Holdings has no obligation to reimburse any portion of our expenses but has indicated that it expects to continue such reimbursements until it deems that we have achieved economies of scale sufficient to ensure that we bear a reasonable level of expenses in relation to our income...There can be no assurance that Franklin Square Holdings will reimburse any portion of our expenses in future quarters.

It is not clear that, based on this description, Franklin Square Holdings is obligated to reimburse any amount of the Fund’s expenses for any quarter. Please clarify the extent to which Franklin Square Holdings is obligated. Please disclose whether this “agreement” is a voluntary reimbursement arrangement. Please disclose whether this “agreement” is written. If so, please attach a copy as an exhibit to the registration statement. Please disclose whether shareholders will be provided with notice that expenses will no longer be reimbursed.

James O’Connor, Esq. Christina DiAngelo November 10, 2011 Page 19

The Company respectfully submits that Franklin Square Holdings is not obligated to reimburse any amount of the Company expenses. There is no agreement, written or otherwise, between Franklin Square Holdings and the Company related to the reimbursement of expenses. Franklin Square Holdings has voluntarily agreed to reimburse the Company for expenses in an amount that is sufficient to ensure that, for tax purposes, the Company’s net investment income and net capital gains are equal to or greater than the cumulative distributions paid to its stockholders in each quarter. Franklin Square Holdings may stop reimbursing the Company for such expenses at any time. In such event, the stockholders will not be provided with notice that such expenses will no longer be reimbursed. However, the Company undertakes to update the disclosure in its Prospectus to reflect accurately any future changes in arrangements between Franklin Square Holdings and the Company.

Compensation of Dealer Manager and Selected Broker-Dealers, page 124

The disclosure states:

“In addition to the payment of selling commissions and the dealer manager fee, we reimburse the dealer manager and selected broker-dealers for bona fide accountable due diligence expenses. We expect to reimburse approximately 0.5% of the gross offering proceeds for accountable due diligence expenses.”

Please reflect this offering expense in the pricing table on the cover, in the fee table, and wherever else in the prospectus the Fund’s offering expenses are disclosed.

The Company respectfully submits that the reimbursement of bona fide accountable due diligence expenses is not separately included in the table on the front cover page of the Prospectus because such amounts are included as a part of the organizational and offering expenses of up to 1.5% of the gross offering proceeds referenced on the cover page. As disclosed in the section of the Prospectus entitled “Compensation of the Dealer Manger and the Investment Adviser—Reimbursement to Our Investment Adviser,” the Company has agreed to reimburse FSIC II Advisor for organizational and offering costs, which include accountable due diligence expenses, paid by FSIC II Advisor on the Company’s behalf. The Company estimates that the aggregate reimbursable organizational and offering expenses will be approximately 1.5% of the gross offering proceeds, up to 0.5% of which will be attributable to reimbursement of accountable due diligence expenses. Accordingly, the Company has revised the relevant disclosure in the Prospectus, under “Plan of Distribution—Compensation of Dealer Manager and Selected Broker-Dealers,” to clarify that the bona fide accountable due diligence expenses of up to 0.5% of the

James O’Connor, Esq. Christina DiAngelo November 10, 2011 Page 20

gross offering proceeds are accounted for as part of the reimbursement of organizational and offering expenses of up to 1.5% of the gross offering proceeds.

Other

1. Please state in your response letter whether FINRA has reviewed the terms and arrangements of the underwriting.

The Company filed the Registration Statement with FINRA on July 19, 2011 and is working with FINRA to obtain a no-objections letter with respect to the Registration Statement.

2. Please inform us whether the officers, directors, and beneficial owners of more than 10% of the Fund’s securities will file the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the 1934 Act.

The Company respectfully submits that the officers, directors and beneficial owners of more than 10% of the Company’s securities will file the ownership reports required by Section 16(a) of the Securities Exchange Act of 1934, as amended.

* * * * * * *

If you have any questions, or if you require additional information, please do not hesitate to contact me at (202) 261-3313 or James A. Lebovitz at (215) 994-2510.

Sincerely,

/s/ Thomas Friedmann
Thomas Friedmann

Cc:	Gerald F. Stahlecker
FS Investment Corporation II
James A. Lebovitz, Esq.
Dechert LLP